Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: September 26, 2013

Exhibit 99.1

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON November 7, 2013

NOTICE IS HEREBY GIVEN that on November 7, 2013, WuXi PharmaTech (Cayman) Inc. (the “Company”) will hold its annual general meeting of shareholders at Mui Wo Room, 3/F, Novotel Citygate Hong Kong Hotel, 51 Man Tung Road, Tung Chung, Hong Kong at 9:00 a.m. local time for the following purposes:

1.	To consider and vote upon the nomination of incumbent directors Ge Li and Stewart Hen as Class C Directors.

2.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement.

Voting by Holders of Ordinary Shares

A form of proxy for use at the annual general meeting is enclosed. Whether or not you expect to attend the annual general meeting in person, your shares should be represented and voted. To vote your ordinary shares, you must sign and date the enclosed form of proxy in accordance with the instructions printed on it and promptly return the form of proxy (together with any power of attorney or other authority under which it is signed) in the self-addressed envelope that we have included for your convenience. The form of proxy is to be delivered to the attention of Harry He, 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China as soon as possible and no later than 48 hours before the time appointed for the annual general meeting. Returning the completed form of proxy will not preclude you from attending the annual general meeting and voting in person if you so wish.

In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

Voting by Holders of American Depositary Shares

Whether or not you expect to attend the annual general meeting in person, your shares should be represented and voted. If you are desirous of having JPMorgan Chase Bank, N.A. (the “Depositary”), through its Nominee or Nominees, vote or execute a proxy to vote the ordinary shares represented by your American Depositary Shares(“ADSs” ) for or against the resolutions, or any of them, to be proposed at the annual general meeting, you must execute and forward to the Depositary the enclosed Voting Instruction Card sent to you by the Depositary. An enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary as soon as possible and no later than November 1, 2013. Only the registered holders of record at the close of business on October 4, 2013 are entitled to execute the Voting Instruction Card.

By Order of the Board of Directors,

/s/ Ge Li
Ge Li
Chairman of the Board and
Chief Executive Officer
September 26, 2013

Exhibit 99.2

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of WuXi PharmaTech (Cayman) Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at the annual meeting of shareholders to be held on November 7, 2013 at 9:00 a.m. local time, or at any adjournment or postponement thereof. The annual general meeting (the “AGM”) will be held at Mui Wo Room, 3/F, Novotel Citygate Hong Kong Hotel, 51 Man Tung Road, Tung Chung, Hong Kong.

Revocability of Proxies or Voting Instruction Cards

A shareholder executing a proxy or a holder of Amercian Depositary Shares (“ADSs”) executing a Voting Instruction Card may revoke it before it is exercised by delivering a written notice revoking the proxy or Voting Instruction Card, by subsequently filing another proxy or Voting Instruction Card bearing a later date, or, if the shareholder holds ordinary shares, by attending the AGM and voting in person. A written notice of revocation must be delivered to the attention of Harry He at the Company, if you hold ordinary shares, or to JPMorgan Chase Bank, N.A. (the “Depositary”), if you hold ADSs.

Record Date and Quorum

Shareholders of record at the close of business on October 4, 2013 (“Shareholders”) are entitled to vote at the AGM. Ordinary shares underlying ADSs are included for purposes of this determination. Shareholders are entitled to one vote for each ordinary share held. Two shareholders present in person or by proxy, or in the case of a corporation, by its duly authorized representative, and holding shares representing in the aggregate no less than one-third of the issued voting shares throughout the AGM will constitute a quorum for all purposes.

Voting by Holders of Ordinary Shares

If you properly cast your vote by executing and returning the enclosed form of proxy (and if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the principal place of the Company to the attention of Harry He, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, as soon as possible and not later than 48 hours before the time appointed for holding the AGM.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the AGM.

Voting by Holders of American Depositary Shares

The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to WuXi’s website (http://ir.wuxipharmatech.com/phoenix.zhtml?c=212698&p=irol-annualmeetingmaterials) containing this proxy statement, and the notice of AGM . If you wish the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the ordinary shares represented by your ADSs for or against the resolutions, or any of them, to be proposed at the AGM, you must execute and forward to the Depositary the Voting Instruction Card. In order to be valid, the Voting Instruction Card must be forwarded in sufficient time to reach the Depositary as soon as possible and no later than November 1, 2013. An enclosed postage paid envelope is provided for this purpose.

Directors

The names of our director nominees and continuing directors and related biographical information are set forth below.

Name	Age	Committee Memberships	Year Term Expires		Director Since
Nominees for Class C Directors
Ge Li	46	Strategy Committee, Compensation Committee	2013	*	2004
Stewart Hen	46	Strategy Committee, Compensation Committee	2013	*	2009
Continuing Class A Directors
Xiaozhong Liu	49		2014		2005
Ying Han	59	Corporate Governance and Nominations Committee, Audit Committee	2014		2008
Kian Wee Seah	50	Compensation Committee, Corporate Governance and Nominations Committee, Audit Committee	2014		2005
Continuing Class B Directors
Xuesong (Jeff) Leng	43	Corporate Governance and Nominations Committee, Audit Committee	2015		2008
Zhaohui Zhang	43		2015		2005
Ning Zhao	46		2015		2009

*	Currently up for re-election.

Dr. Ge Li has served as our Chief Executive Officer since the Company was founded in 2000 and as Chairman since early 2004. Dr. Li is one of the founders of our company. He is responsible for operations, strategic planning and business development. He was one of the founding scientists of Pharmacopeia, Inc. He received a bachelor’s degree in chemistry from Peking University and a master’s degree and a Ph.D. in organic chemistry from Columbia University. Dr. Li’s wife, Dr. Ning Zhao, serves as a director of the Company.

Stewart Hen has served as a director since February 2009. Since August 2010, Mr. Hen has been Managing Partner of Serrado Capital LLC, a healthcare investment firm based in New York. Previously, he was a Managing Director at Warburg Pincus LLC where he focused on investments in biotechnology and pharmaceuticals. He has more than 18 years of experience in the life sciences industry. Prior to joining Warburg Pincus in 2000, he was a consultant at McKinsey & Company serving the pharmaceutical industry. From 1990 to 1994, he worked at Merck in both research and development and manufacturing. Mr. Hen received an MBA from the Wharton School of the University of Pennsylvania and a master’s degree in chemical engineering from the Massachusetts Institute of Technology.

Xiaozhong Liu has served as our Executive Vice President since 2001 and as a director since 2005. Mr. Liu is one of the founders of our company. He is responsible for our project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Ying Han has served as a director since November 2008. From 1998 to 2006, Ms. Han worked for Asiainfo as Chief Financial Officer and Executive Vice President. Previously, she worked for 10 years at Hewlett Packard (China), where she was Chief Controller and Business Development Director. Since January 2011, she has served as an independent director of Netqin Mobile Inc., a NYSE-listed company. She is also currently an advisor to Warburg Pincus. Ms. Han received a bachelor’s degree in accounting from Xiamen University.

Kian-Wee Seah has served as a director since 2005. Mr. Seah joined UOB Venture Management Pte. Ltd. in 1997 and currently holds the position of Managing Director. He chairs the investment committees of several private equity funds that focus on growth companies in China and ASEAN. He is a Chartered Financial Analyst. Mr. Seah received a bachelor’s degree in engineering from National University of Singapore, a master’s degree from the University of California at Los Angeles and an EMBA from Tsinghua University.

Xuesong (Jeff) Leng has served as a director since October 2008. Mr. Leng joined General Atlantic LLC, a global growth investor, as Managing Director in 2007. From June 1999 to September 2007, he served as a Managing Director, Vice President and Associate at Warburg Pincus. Mr. Leng holds a bachelor’s degree from the business school of Jiao Tong University in Shanghai and an MBA from the Wharton School of the University of Pennsylvania.

Zhaohui Zhang has served as our Vice President of Domestic Marketing since 2002 and a director since 2005. Mr. Zhang is one of the founders of our company. He is currently Senior Vice President of Operations and responsible for domestic marketing. Prior to joining our company, he worked for Jiangsu Silver Bell Group as an Assistant to the General Manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our company’s co-founders, is currently Senior Vice President of Operations and Head of Corporate Human Resources. She was Vice President of the company’s analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. Dr. Zhao has previously worked for Wyeth, Pharmacopeia and Bristol-Myers Squibb. She received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. Dr. Zhao is married to our Chairman and Chief Executive Officer, Dr. Ge Li.

Our Directors are divided into three different classes: Class A Directors, Class B Directors and Class C Directors. At this year’s AGM, we are electing our Class C Directors.

PROPOSALS

Proposal No. 1: Re-election of Ge Li

According to the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Articles of Association”), the terms of the Class C Directors expire at this year’s AGM. The Board of Directors hereby nominates the incumbent Class C Director Ge Li for re-election at the AGM. The director to be re-elected will hold office for a three year term or until such time as he is removed from office by special resolution of the shareholders or disqualification in accordance with the Company’s Articles of Association.

Proposal No. 2: Re-election of Stewart Hen

According to the Company’s Articles of Association, the terms of the Class C Directors expire at this year’s AGM. The Board of Directors hereby nominates the incumbent Class C Director Stewart Hen for re-election at the AGM. The director to be re-elected will hold office for a three year term or until such time as he is removed from office by special resolution of the shareholders or disqualification in accordance with the Company’s Articles of Association.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

OTHER MATTERS

The Company knows of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Ge Li
Ge Li Chairman of the Board and Chief Executive Officer September 26, 2013

Exhibit 99.3

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

FORM OF PROXY FOR USE BY SHAREHOLDERS OF WUXI PHARMATECH (CAYMAN) INC. (THE “COMPANY”) AT THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (THE “MEETING”) TO BE HELD AT MUI WO ROOM, 3/F, NOVOTEL CITYGATE HONG KONG HOTEL, 51 MAN TUNG ROAD, TUNG CHUNG, HONG KONG ON THURSDAY, NOVEMBER 7, 2013 AT 9:00 A.M. LOCAL TIME

I/We (note (1))

of

being the registered holder(s) of (note (2))

Ordinary shares of par value US$0.02 each in the capital of the Company (the “Share(s)”), HEREBY APPOINT (note (3)) THE

CHAIRMAN OF THE MEETING or

of

to act as my/our proxy for the Meeting to be held at Mui Wo Room, 3/F, Novotel Citygate Hong Kong Hotel, 51 Man Tung Road, Tung Chung, Hong Kong on November, 7, 2013 at 9:00 a.m. local time and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with an “X” in the spaces provided how you wish the proxy to vote on your behalf.

RESOLUTIONS	FOR	AGAINST
Proposal No. 1: To Re-elect Ge Li

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Ge Li be and hereby is re-elected as a director for a three-year term.	☐	☐

Proposal No. 2: To Re-elect Stewart Hen

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Stewart Hen be and hereby is re-elected as a director for a three-year term.	☐	☐

I/we also hereby authorize/do not authorize (circle one) my/our said proxy to vote for me/us on my/our behalf in respect of any other resolutions and/or amended resolutions in his or her absolute discretion at the annual general meeting, or at any adjournment thereof. Dated this                                 day of                                 2013.

Shareholder’s Signature:                                                   (note (4))

Notes:

(1)	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS. In the case of joint holders of a Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he or she was solely entitled thereto, but if more than one such joint holder is present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.
(2)	Please insert the number of Shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).

(3)	A proxy need not be a member of the Company, but must attend the Meeting to represent you. If a proxy other than the Chairman of the Meeting is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided.
(4)	This form of proxy must be signed by the appointor, or his or her attorney duly authorized, in writing, or if such appointor is a corporation, either under its common seal, or under the hand of an officer, attorney or other person duly authorized to sign the same.
(5)	If this form is returned duly signed but without a specific direction, the proxy will vote or abstain at his or her discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
(6)	Any alterations made to this form must be initialed by the person who signs it.
(7)	In order to be valid, this form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the principal place of business of the Company to the attention of Harry He, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai, 200131, People’s Republic of China, not later than 48 hours before the time appointed for holding the Meeting or any adjourned meeting.